CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

November 7, 2005                                                                           Trading Symbols: TSX Venture - CGR
                                US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. (“Coral Gold”) has received results of Agnico Eagle (USA) Ltd.’s (“Agnico Eagle”) 2005 drilling programs on its Norma Sass and Lander Ranch properties in the Crescent Valley area, Nevada, USA. The first year of Agnico Eagle’s lease required that a total of 13,000 feet be drilled on the claims. The Norma Sass and Lander Ranch drill footage totaled 13,890 feet. Based on the encouraging results, Agnico Eagle plans to continue its lease agreement with Coral Gold which has a minimum work commitment of 15,000 feet in the second year.

At the Norma Sass property which adjoins Cortez GML’s Gold Acres mine, the drilling program from 23 April to 8 July 2005 consisted of 6 vertical drill holes spaced across the property. These holes explored two major fault structures (the Gold Acres and Island faults) which are considered to be conduits for gold mineralization in the Gold Acres mine. In addition holes NS0502 and NS0503 explored an area in the north east corner of the Norma / Sass property where shallow drilling by Coral Gold in 1995 had intersected Gold values.

The results for each hole are summarized in the following table:-

Drill Hole ID	Total Depth	Significant Assay Intervals, Values and Comments
		From	To	Length	Average Gold Grade (opt)	Comments
NS0501	1,975					Drilled in the hanging wall of the Island fault. Lower plate Wenban Fm intersected at 1,100 feet.
NS0502	1,800	610	630	20	0.04

Located NE corner claim block, close to hole NS95-6. Closest hole to the Gold Acres pit. Intersected lower plate limestone at 470 feet bottomed in Gold Acres stock. Gold was above detection over the length of the hole with a 10 foot intercept of .07 opt at 610 feet. Silver was as high as 1.02 opt.

NS0503	1,700	400	410	10	0.03

Located NE corner of the claim block, close to hole NS95-2. Intersected lower plate limestone at 250 feet bottomed in the Gold Acres stock. Silicification, sulfidation, quartz and calcite veining and skarning were present over the length of hole.

NS0504	1,665					In the hanging wall of the Gold Acres fault lower plate intersected at 730 feet.
NS0505	1,780					Drilled NW side of the claim block. Collared in Gold Acres fault hanging wall close to the intersection of a north trending fault. Lower plate intersected at 1,090 feet.
NS0506	1,730					Drilled in the hanging wall of the Island fault. Lower plate intersected at 1,090.
	10,650 ft

At the Lander Ranch property, Agnico Eagle drilled two vertical holes (9 - 29 July 2005) totalling 3,240 feet. These explored an area of gold mineralization at intersections of major fault structures in Upper Plate Siltstones and Sandstones in a similar geologic setting to Coral Gold’s Robertson property (which adjoins Lander Ranch on its south side). This area of gold mineralization was discovered by Cortez Gold Mines in 1999 with the drilling of a single vertical 1,500 ft RC hole located on intersecting faults. This intersected gold mineralization:-

1,140 - 1,200 ft (60 ft)	0.051 oz / t Au
1,270 - 1,380 ft (110 ft)	0.037 oz / t Au

The Agnico Eagle program extended the area of gold mineralization originally discovered by Cortez GML.

Results for the two holes are summarized as follows:-

Drill Hole ID	Total Depth	Significant Assay Intervals, Values and Comments
		From	To	Length	Average Gold Grade (opt)	Comments
LR0501	1,300	465 1,090	470 1,100	5 10	0.01 0.01
LR0502	1,940	1,035 1,365	1,080 1,385	45 20	0.05 0.02

The Norma Sass property is owed 66.6% by Coral Gold and 33.3% by Levon Resources Ltd.

The foregoing information has been compiled by Chris Sampson, P. Eng., VP Exploration, Coral Gold Resources Ltd.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“David Wolfin”
David Wolfin
Director

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